                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 18)(1)

                          HANGER ORTHOPEDIC GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.1 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   41043F-208
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Harvey M. Eisenberg, Esq.
                        O'Sullivan, Graev & Karabell, LLP
                        30 Rockefeller Plaza, 41st Floor
                            New York, New York 10112

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 1, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Issuer: Hanger Orthopedic Group, Inc.                       CUSIP No. 41043F-208

CUSIP No. 252842100

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Chase Venture Capital Associates, LLC (f/k/a Chase Venture Capital Associates, L.P.)
            13-337-6808
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                              0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                  0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                     0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            LLC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

Issuer: Hanger Orthopedic Group, Inc.                       CUSIP No. 41043F-208

Preliminary Note:

            The information set forth herein has been adjusted to reflect a transfer of securities to Chase Equity Associates, LLC, an affiliate of the reporting person, a change in the name and controlling persons of the reporting person.

Item 1. Security and Issuer.

            This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Hanger Orthopedic Group, Inc., (the "Issuer"). The Issuer's principal executive offices are located at 7700 Old Georgetown Road, Bethesda, Maryland 20814.

Item 2. Identity and Background.

            The response to Item 2 is amended in its entirety to read as follows:

            This statement is being filed by Chase Venture Capital Associates, LLC, a Delaware limited liability company, formerly Chase Venture Capital Associates, L.P., a California limited partnership (hereinafter referred to as "CVCA"), whose principal office is located at c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

            CVCA is engaged in the venture capital and leveraged buyout business. The economic member of CVCA is CCP-CMC Consolidating, LLC, a Delaware limited liability company (hereinafter referred to as "CCP-CMC") and the managing member of CVCA is CCP-SBIC Manager, LLC ("CCP-SBIC"). The managing member of CCP-CMC is Chase Capital Partners, a New York general partnership (hereinafter referred to as "CCP"). Pursuant to a master advisory agreement, CCP-SBIC has delegated its management authority of CVCA to CCP. CCP is also engaged in the venture capital and leveraged buyout business. CCP-CMC's and CCP's principal office is located at the same address as CVCA.

            Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen (except for Messrs. Britts and Meggs, each of whom are citizens of the United Kingdom and Ms. Aidar who is a citizen of Brazil), whose principal occupation is general partner of CCP and whose business address (except for Messrs. Britts, Meggs, Soghikian and Stuart) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                  Ana Carolina Aidar
                  John R. Baron
                  Christopher C. Behrens
                  Mitchell J. Blutt, M.D.
                  David S. Britts
                  Arnold L. Chavkin
                  David Gilbert
                  Eric Green
                  Michael R. Hannon
                  Donald J. Hofmann
                  Jonathan Meggs
                  Stephen P. Murray
                  John M.B. O'Connor
                  Robert Ruggiero
                  Susan Segal
                  Shahan D. Soghikian
                  Lindsay Stuart
                  Jeffrey C. Walker
                  Timothy Walsh
                  Richard D. Waters, Jr.

                                  SCHEDULE 13D

Issuer: Hanger Orthopedic Group, Inc.                       CUSIP No. 41043F-208

                  Damion E. Wicker, M.D.

            Messrs. Britts' and Soghikian's address is c/o Chase Capital Partners, 50 California Street, Suite 2940, San Francisco, CA 94111. Messrs. Meggs' and Stuart's address is c/o Chase Capital Partners, 125 London Wall, Level 13, London, England EC2Y5AJ.

            Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation (hereinafter referred to as "Chase Capital"), CCP Principals, L.P., a Delaware limited partnership (hereinafter referred to as "Principals") and CCP European Principals, L.P., a Delaware limited partnership (hereinafter referred to as "European Principals"), each of whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation. The general partner of each of Principals and European Principals is Chase Capital. Chase Capital, Principals and European Principals are each engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.

            The Chase Manhattan Corporation (hereinafter referred to as "Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. citizen.

            To CVCA's knowledge, the response to Items 2(d) and (e) of Schedule 13D is negative with respect to CVCA and all persons to whom information is required hereunder by virtue of CVCA's response to Item 2.

            Insofar as the requirements of Items 3-6 inclusive of this Schedule 13D Statement require that, in addition to CVCA, the information called for therein should be given with respect to each of the persons listed in this Item 2, including CCP, CCP's individual general partners, Chase Capital, Chase Capital's executive officers and directors, Principals, and Principals' controlling partner, European Principals and European Principals' controlling partner, Chase and Chase's executive officers and directors, the information provided in Items 3-6 with respect to CVCA should also be considered fully responsive with respect to the aforementioned persons who have no separate interests in the Issuer's Common Stock which is required to be reported thereunder. Although the definition of "beneficial ownership" in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), might also be deemed to constitute these persons beneficial owners of the Issuer's Common Stock acquired by CVCA, neither the filing of this statement nor any of its contents shall be deemed an admission that any of such persons is a beneficial owner of the Issuer's Common Stock acquired by CVCA or a member of a group together with CVCA either for the purpose of Schedule 13D of the Exchange Act or for any other purpose with respect to the Issuer's Common Stock.

Item 3. Source and Amount of Funds or Other Consideration.

            The response to Item 3 is amended in its entirety to read as follows:

Transactions Involving the Issuer

            On February 28, 1989, CVCA, the Issuer, Hanger Acquisition Corporation, a Delaware corporation ("HAC"), J.E. Hanger, Inc., a Delaware corporation ("Hanger"), Ronald J. Manganiello ("Manganiello") and Joseph M. Cestaro ("Cestaro") entered into a Stock Exchange Agreement (the "Exchange Agreement"). A copy of the Exchange Agreement is filed as Exhibit 1 hereto. Pursuant to the Exchange Agreement, the Issuer agreed to issue (at an exchange ratio of 100:1 on a pre-split basis or 25:1 on a post-split basis) to CVCA and Messrs. Manganiello and Cestaro (the "Exchanging Stockholders") newly issued capital stock of Hanger owned by each of the Exchanging Stockholders. The transactions contemplated by the Exchange Agreement were consummated as of May 15, 1989 (the "Closing"). Immediately after the Closing, Hanger became a wholly-owned subsidiary of the

                                  SCHEDULE 13D

Issuer: Hanger Orthopedic Group, Inc.                       CUSIP No. 41043F-208

Issuer. Prior to the Closing, CVCA (which was entitled pursuant to the Exchange Agreement, to become the owner of 1,690,281.25 shares of the Issuer's Common Stock, 105,800 shares of the Issuer's Class A Preferred Stock, par value $.01 (the "Class A Preferred Stock"), and 140,574 shares of the Issuer's Class B Preferred Stock, $.01 par value (the "Class B Preferred Stock") convertible at any time on a share-for-share basis into Common Stock) entered into a Beneficial Ownership Agreement dated as of May 9, 1989 (the "Beneficial Ownership Agreement") with Exeter Capital, L.P. ("Exeter"), whereby CVCA sold to Exeter, at CVCA's pro rata cost basis therein, beneficial ownership of shares of Hanger capital stock which upon the Closing of the Exchange Agreement were exchanged for beneficial ownership of 416,822.75 shares of the Issuer's Common Stock and 24,926 shares of Class A Preferred Stock. CVCA received $427,642.15 and $29,379.60 (inclusive of $714.70 of accrued dividends) from Exeter as full payment for the beneficial interest in shares of Hanger capital stock. The Beneficial Ownership Agreement is filed as Exhibit 11 hereto. On May 9, 1989, Chase Equity Associates, L.P. ("CEA"), a California Limited Partnership (whose general partner is also CCP) and Exeter entered into a Participation Agreement (the "Participation Agreement") whereby Exeter acquired a 36.34773% undivided participation in $5,600,000 of Hanger's 1989 Subordinated Notes (as defined herein) purchased by CEA on February 28, 1989 and May 9, 1989. The purchase price for such participation was $2,035,472.88, which is equal to CEA's pro rata original cost for the 1989 Subordinated Notes.

            Immediately after the Closing, pursuant to a Stock Redemption Agreement (the "Stock Redemption Agreement") dated as of May 15, 1989 by and between CVCA and the Issuer, CVCA sold to the Issuer 105,373 shares of Common Stock at an aggregate purchase price equal to $108,108.15, representing CVCA's original cost basis in such shares. The purpose of such sale was to provide the Issuer with a reserve of Common Stock for possible future issuance upon exercise of a warrant to purchase the Issuer's Common Stock granted as of May 15, 1989 to CorreStates Bank, N.A., which was formerly known as Philadelphia National Bank and First Pennsylvania Bank, N.A. (the "Bank") in connection with a Bank Credit Agreement (the "Bank Credit Agreement") dated as of such date by and among the Issuer, its subsidiaries and the Bank. The Stock Redemption Agreement is filed as Exhibit 12 hereto.

            Except for the beneficial interest in the capital stock of Hanger acquired by Exeter from CVCA, all of the capital stock of Hanger exchanged by CVCA and the other Exchanging Stockholders upon the Closing was indirectly acquired by them pursuant to a transaction effected in the form of a leveraged buyout. On February 28, 1989, CVCA and CEA and Messrs. Manganiello and Cestaro (who were then principal management stockholders of Hanger (hereinafter the "Hanger Management")), entered into a Stock and Note Purchase Agreement (the "Hanger Investment Agreement") with HAC. The Hanger Investment Agreement is filed as Exhibit 18 hereto. HAC was formed by CVCA to effect the acquisition of Hanger. CVCA and the Hanger Management purchased for cash newly issued common stock, Class A preferred stock and Class B preferred stock of HAC. The HAC capital stock purchased by CVCA included common stock purchased for $1,734,155, Class A preferred stock for $121,670, and Class B preferred stock for $144,223. In addition, CEA purchased for cash a $7,400,000 nonconvertible 15% Senior Demand Bridge Note (the "Senior Bridge Note") of HAC payable on demand, and a 14% $5,400,000 nonconvertible Subordinated Note of HAC (including the notes described in the following sentence, the "1989 Subordinated Notes"). On May 9, 1989, pursuant to a First Amendment to the Hanger Investment Agreement, CEA purchased an additional $200,000 of principal amount of the 1989 Subordinated Notes. On May 15, 1989 (immediately before the Closing), pursuant to a Second 1989 Amendment to the Hanger Investment Agreement, CEA agreed to extend the time of principal repayment to the 1989 Subordinated Notes and to subordinate the 1989 Subordinated Notes to all obligations owing to the Bank pursuant to the Bank Credit Agreement. The terms of such subordination are set forth in a Subordination Agreement, dated as of May 15, 1989, between CEA and the Bank. The Subordination Agreement, as amended, is filed hereto as Exhibit 19-19.6. The principal amount of the 1989 Subordinated Notes described above are payable in four equal semi-annual installments on the first business day of September 1996, March 1997, September 1997 and March 1998. CVCA's and CEA's total cash investment in the capital stock, and the Senior Bridge Note and 1989 Subordinated Notes were $2,000,048 and $13,000,000, respectively. On May 25, 1989, in connection with the Closing of the transactions contemplated by the Exchange Agreement, the Issuer and its subsidiaries, including Hanger, entered into the Bank Credit Agreement with the Bank whereby certain of the proceeds of borrowing thereunder were used to repay all of the outstanding principal amount and accrued interest on the Senior Bridge Note.

                                  SCHEDULE 13D

Issuer: Hanger Orthopedic Group, Inc.                       CUSIP No. 41043F-208

            On February 28, 1989, HAC, Hanger, the Issuer and all of the securityholders and a warrant holder of Hanger (the "Hanger Securityholders") entered into an Amendment (the "Amendment") to a Stock and Warrant Purchase Agreement (as amended, the "Hanger Purchase Agreement") dated January 12, 1989 by and among the Issuer (as purchaser) , Hanger and the Hanger Securityholders (as sellers) . Pursuant to the Amendment, the Issuer assigned all of its right, title, interest and obligations in the Hanger Purchase Agreement to HAC. On February 28, 1989, HAC consummated the acquisition of all of the outstanding capital stock of Hanger pursuant to the terms of the Hanger Purchase Agreement. Effective as of April 11, 1989, HAC merged with and into Hanger (the "Merger"). Pursuant to the Merger, CVCA received 67,611.25 shares of Hanger common stock representing approximately 93.4% of the outstanding common stock, 1,058 shares of Hanger's outstanding Class A preferred stock representing approximately 24.3% of the outstanding Class A preferred stock, and 5,622.96 shares of Hanger Class B preferred stock representing all of the outstanding Class B preferred stock. Hanger, as a successor by merger to HAC, became obligated to CEA on the $7,400,000 Senior Bridge Note and the $5,600,000 1989 Subordinated Notes.

            On February 12, 1990, the Issuer, CVCA, Messrs. Manganiello and Cestaro, Ivan R. Sabel ("Sabel") and Richard A. Stein ("Stein") (CVCA and Messrs. Manganiello, Cestaro, Sabel and Stein are collectively referred to as the "Purchasers") entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") whereby the Issuer issued and sold to the Purchasers an aggregate of 100 shares of the Issuer's Class D Preferred Stock, par value $.01 per share (the "Class D Preferred Stock") and 100 shares of the Issuer's Class E Preferred Stock, $.01 par value (the "Class E Preferred Stock") for a purchase price of $6,173 per share and $2,922.67 per share, respectively. Pursuant to the Stock Purchase Agreement, CVCA acquired 91.4661 shares of Class D Preferred Stock and
80.5356 shares of Class E Preferred Stock. A copy of the Stock Purchase Agreement, including Schedule A thereto which sets forth the shares of Class D Preferred Stock and Class E Preferred Stock acquired by each of the Purchasers, is filed as Exhibit 15 hereto.

            The purpose of the Purchasers' investment in the Class D Preferred Stock and Class E Preferred Stock was to provide equity capital to the Issuer for use in connection with the acquisition as of February 13, 1990 from unaffiliated parties of all of the outstanding common stock of three companies engaged in the same line of business as the Issuer (hereinafter the "Scott Acquisition"). Information concerning the Scott Acquisition is reported in the Issuer's Current Report on Form 8-K dated February 13, 1990. In connection with these transactions and pursuant to a third amendment to the Hanger Investment Agreement dated as of February 12, 1990, CEA loaned $500,000 to Hanger in consideration for a nonconvertible 14% Subordinated Promissory Note of Hanger (the "First 1990 Subordinated Note"). The first two years' interest on the First 1990 Subordinated Note will be deferred and added to the principal amount, which is payable in four equal semi-annual installments on March 1, 1997, September 1, 1997, March 1, 1998 and September 1, 1998. Other terms and provisions of the First 1990 Subordinated Note are substantially the same as the terms and provisions of the 1989 Subordinated Notes as set forth in the Hanger Investment Agreement as amended. Pursuant to a First Amendment to Subordination Agreement dated as of February 12, 1990, the First 1990 Subordinated Note also has been subordinated to all obligations owing to the Bank under the Bank Credit Agreement.

            CVCA and Exeter entered into a First Amended and Restated Beneficial Ownership Agreement (the "Restated Beneficial Ownership Agreement") dated as of March 1, 1990 in the form filed as Exhibit 11.1 hereto whereby CVCA sold to Exeter, at CVCA's pro rata cost basis therein, 20.8268 shares of the Issuer's Class D Preferred Stock and 18.9742 shares of the Issuer's Class E Preferred Stock. CVCA received $128,563.84 plus accrued dividends of $838.31 from February 12 - March 1, 1990 and $55,455.52 plus accrued dividends of $361.60 from February 12 - March 1, 1990 from Exeter as full payment for the Class D Preferred Stock and Class E Preferred Stock, respectively. CEA and Exeter also entered into a First Amended and Restated Participation Agreement (the "Restated Participation Agreement") as of March 1, 1990 whereby Exeter acquired a 36.34773% undivided participation in the First 1990 Subordinated Note. The purchase price for such participation was $181,738.65 plus $1,185.04, which represented CEA's pro rata cost basis plus accrued interest from February 12 - March 1, 1990.

            Effective June 19, 1990, the parties to the Hanger Investment Agreement entered into a fourth amendment to such agreement. The fourth amendment was entered into to induce the Bank to amend certain provisions of the Bank Credit Agreement. In connection with such fourth amendment, CEA and the Bank also

                                  SCHEDULE 13D

Issuer: Hanger Orthopedic Group, Inc.                       CUSIP No. 41043F-208

entered into a Second 1989 Amendment to the Subordination Agreement which required CEA to defer certain cash interest payments in the event certain financial covenants set forth in the Bank Credit Agreement are not satisfied.

            On November 8, 1990, the Issuer, Hanger, CVCA, CEA and Messrs. Manganiello and Cestaro entered into a fifth amendment to the Hanger Investment Agreement whereby CEA loaned $2,450,000 to Hanger in consideration for a seven year non-convertible 14% Subordinated Promissory Note of Hanger (the "Second 1990 Subordinated Note" and together with the First 1990 Subordinated Note, the "1990 Subordinated Notes"). Pursuant to such fifth amendment, interest on all of the 1989 and 1990 Subordinated Notes accrues and compounds semi-annually, but is not payable in cash until all amounts owing under the Bank Credit Agreement are paid in full. The purpose of the loan was to primarily provide the Issuer with capital for use in connection with the acquisition as of November 8, 1990 of substantially all of the assets of Ralph Storrs, Inc. (hereinafter the "Storrs Acquisition"). Information concerning the Storrs Acquisition is contained in the Issuer's Current Report on Form 8K, filed on November 21, 1990 and amended January 15, 1991.

            The fifth amendment to the Hanger Investment Agreement provided for the following with respect to the Second 1990 Subordinated Note: (i) a placement fee which ranges from a minimum of $24,500 (in the event the loan is repaid within 90 days) to a maximum of $294,000 (in the event the loan is repaid after 360 days); and, (ii) the issuance by the Company to CVCA (or its designee) of warrants to purchase shares of common stock of the Company in an amount equal to 5% of the then outstanding shares on and after 271 days after November 8, 1990 and warrants equal to an additional 5% of the then outstanding shares on and after 361 days after November 8, 1990, if at either date the Second 1990 Subordinated Note is not repaid in full. The exercise price of the warrants (the "Contingent Warrants") will be the market price of the common stock at the time of the grant of the Contingent Warrants; provided, however, that in the event the Company engages in an underwritten public offering pursuant to which the Company sells at least $5,000,000 of its common stock within 90 days of the date of the grant of such warrants and such public offering price is greater than the market value of the common stock on the date of the grant of such warrants, then the exercise price of such warrants shall be increased to such higher public offering price. The fifth amendment also provided for (i) the relative payment priorities between the Second 1990 Subordinated Note on the one hand and the 1989 Subordinated Notes and First 1990 Subordinated Note on the other hand and
(ii) the transfer of the 1989 Subordinated Notes and First 1990 Subordinated Notes from CEA to CVCA.

            CVCA, CEA and the Bank also entered into a Third Amendment to the Subordination Agreement dated as of November 8, 1990, whereby CVCA agreed, as and when necessary to enable the Issuer and its subsidiaries to satisfy certain net worth covenants with the Bank, to exchange that portion of the 1989 and First 1990 Subordinated Notes held by CVCA for shares of the Issuer's Class F Preferred Stock, par value $.01 per share (the "Class F Preferred Stock"). The terms and conditions of the Class F Preferred Stock are set forth at pages 29-35 of Exhibit 3.1 hereto and incorporated herein by reference. CVCA, CEA and Exeter also entered into an Amendment Agreement dated as of November 8, 1990 (amending the Amended Participation Agreement and the Amended Beneficial Ownership Agreement) which is filed as Exhibit 11.3 hereto and incorporated herein by reference. The Amendment Agreement provides for Exeter's acquisition of (i) a 21.73% participation in the Second 1990 Subordinated Note issued to CEA in connection with the financing of the Storrs acquisition, (ii) 24.16% of any placement fee received pursuant to the fifth amendment to the Hanger Investment Agreement and (iii) 24.16% of any Contingent Warrants which may subsequently be issued to CEA or its designee. Exeter paid CEA $532,394 (or 21.73% of the face amount of the Second 1990 Original Subordinated Note) for its interests described above.

            On March 1, 1991, the Issuer, Hanger, CVCA, CEA and Messrs. Manganiello and Cestaro entered into a sixth amendment to the Hanger Investment Agreement (filed as Exhibit 18.6 hereto) whereby CEA loaned $800,000 to Hanger in consideration for a seven year non-convertible 14% Subordinated Promissory Note of Hanger (the "First 1991 Subordinated Note" and together with the 1989 Subordinated Notes and the 1990 Subordinated Notes, the "Original Subordinated Notes"). Interest on the First 1991 Original Subordinated Note accrues and compounds semi-annually, but is not payable in cash until all amounts owing under the Bank Credit Agreement are paid in full. The purpose of the loan was to primarily provide the Issuer with capital to pay certain expenses associated with the Issuer's proposed public offering. Information concerning the public offering is contained in the Issuer's Final Prospectus, dated April 30, 1991 (the "Final Prospectus").

                                  SCHEDULE 13D

Issuer: Hanger Orthopedic Group, Inc.                       CUSIP No. 41043F-208

            The sixth amendment to the Hanger Investment Agreement provided for the following with respect to the First 1991 Subordinated Note: (i) a placement fee which ranges from a minimum of $8,000 (in the event the loan is repaid within 90 days) to a maximum of $96,000 (in the event the loan is repaid after 360 days); and, (ii) a $10,000 closing fee. The sixth amendment also provided for the relative payment priorities between the Second 1990 Original Subordinated Note on the one hand and the 1989 Subordinated Notes and First 1990 Subordinated Note on the other hand.

            CVCA, CEA and the Bank also entered into a Fourth Amendment to the Subordination Agreement dated as of March 1, 1991, whereby CEA agreed to waive certain acceleration rights with respect to the First 1991 Subordinated Note if the Issuer and its subsidiaries failed to satisfy certain net worth covenants with the Bank. CVCA, CEA and Exeter also entered into an Amendment Agreement dated as of March 1, 1991 (amending the Amended Participation Agreement and the Amended Beneficial Ownership Agreement) which is filed as Exhibit 11.4 hereto and incorporated herein by reference. The Amendment Agreement provides for Exeter's acquisition of (i) a 24.16% participation in the First 1991 Subordinated Note issued to CEA and (ii) 24.16% of any placement fee (but not closing fee) received pursuant to the sixth amendment to the Hanger Investment Agreement. Exeter paid CEA $193,280 (or 24.16% of the face amount of the First 1991 Subordinated Note) for its interests described above.

            On March 20, 1991, the Issuer, Hanger, CVCA, CEA and Messrs. Manganiello and Cestaro entered into a seventh amendment to the Hanger Investment Agreement. The seventh amendment to the Hanger Investment Agreement provided for the following with respect to the Second 1990 and First 1991 Subordinated Notes: (i) the transfer of such notes from CEA to CVCA (resulting in CVCA holding all of the Original Subordinated Notes), (ii) amending such notes to become convertible into Class F Preferred Stock, at the option of the holder of such notes (provided that CVCA had previously agreed with the Issuer to not convert any Original Subordinated Notes into Class F Preferred Stock until May 3, 1991) and (iii) the terms upon which the placement fees associates with such notes will be paid if such notes are partially or fully converted into Class F Preferred Stock. The seventh amendment also provided for the relative payment priorities among all of the Original Subordinated Notes. On May 31, 1991, CVCA and the Issuer entered into a letter agreement amending the relative payment priorities among all of the Original Subordinated Notes. See Exhibit 18.8.

            CVCA, CEA and the Bank also entered into a Fifth Amendment to the Subordination Agreement dated as of November 8, 1990, whereby CVCA agreed, as and when necessary to enable the Issuer and its subsidiaries to satisfy certain net worth covenants with the Bank, to exchange that portion of the Original Subordinated Notes held by CVCA (including the Second 1990 and First 1991 Subordinated Notes) for shares of the Issuer's Class F Preferred Stock. CVCA, CEA and Exeter also entered into an Amendment Agreement dated as of March 20, 1991 (amending the Amended Participation Agreement and the Amended Beneficial Ownership Agreement) which is filed as Exhibit 11.5 hereto and incorporated herein by reference. The Amendment Agreement provides for, among other things, Exeter's consent to the foregoing transactions.

            On May 1, 1991, all of the holders of Class B Preferred Stock and Class D Preferred Stock converted all such shares into Common Stock on the terms set forth in the Issuer's Restated Certificate of Designations, Preferences and Rights of Preferred Stock. CVCA received 140,574 and 419,285 shares of Common Stock upon conversion of 140,574 shares of Class B Preferred Stock and 70.6393 shares of Class D Preferred Stock, respectively. Exeter received beneficial ownership of 123,619 shares of Common Stock upon conversion of 20.8268 shares of Class D Preferred Stock.

            On April 30, 1991, the Issuer's Registration Statement on Form S-2 for the sale of 2,750,000 shares of its Common Stock was declared effective. On May 7, 1991 and pursuant to the Registration Statement and Final Prospectus, the Issuer sold 2,750,000 shares of its Common Stock for $5.00 per share. CVCA purchased 200,000 of such shares for $5.00 per share, through the Issuer's underwriter, PaineWebber Incorporated. Effective June 1, 1991, CVCA sold Exeter 48,320 of such shares for $5.00 per share. See Exhibit 11.6.

            Shortly after the public offering was completed, the Issuer repaid the Bank all amounts owing to the Bank. As a result of such prepayment, CVCA and Exeter expected that all of the Original Subordinated Notes will pay interest currently. A portion of the Original Subordinated Notes and related original placement fees

                                  SCHEDULE 13D

Issuer: Hanger Orthopedic Group, Inc.                       CUSIP No. 41043F-208

equaling approximately $955,000 was repaid from the proceeds of the public offering on May 30, 1991. CVCA and Exeter waived all prepayment penalties otherwise owing with respect to such prepayments.

            Since the Second 1990 Subordinated Note was not repaid prior to August 6, 1991 (i.e., 271 days after the date of such note), the Company issued warrants as of that date to CVCA and Exeter entitling them to purchase a total of 225,914 and 71,969 shares, respectively (equal to 5% of the then outstanding shares of Common Stock and rights to acquire Common Stock at an exercise price equal to or less than $5.20 per share). Such warrants are exercisable by CVCA and Exeter on or before December 31, 2001 at an exercise price initially equal to $4.16 per share. In the event the Company engages in an underwritten public offering pursuant to which it sells at least $5 million of its Common Stock within 90 days of the date of grant of the warrants and the public offering price is greater than $4.16, then the exercise price of any such warrants will be increased to such higher public offering price. These warrants issued to CVCA and Exeter are included as Exhibits 20 and 20.1 hereto.

            Since the Second 1990 Subordinated Note was not repaid prior to November 5, 1991 (i.e., 361 days after the date of such note), the Company became obligated to issue warrants as of that date to CVCA and Exeter entitling them to purchase a total of 244,735 and 77,964 shares, respectively (equal to 5% of the then outstanding shares of Common Stock and rights to acquire Common Stock at an exercise price equal to or less than $9.56 per share). Such warrants will be exercisable by CVCA and Exeter on or before December 31, 2001 at an exercise price initially equal to $7.65 per share. In the event the Company engages in an underwritten public offering pursuant to which it sells at least $5 million of its Common Stock within 90 days of the date of grant of the warrants and the public offering price is greater than $7.65, then the exercise price of any such warrants will be increased to such higher public offering price. Forms of these warrants issued to CVCA and Exeter are included as Exhibits 21 and 21.1 hereto.

            As of February 20, 1992, the Issuer, Hanger, CVCA, CEA and Messrs. Manganiello and Cestaro entered into an eighth amendment to the Hanger Investment Agreement (filed as Exhibit 18.7 hereto) whereby the Original Subordinated Notes were amended to make interest payable currently and eliminate their convertibility to Class F Preferred Stock, CVCA, CEA and the Bank also entered into a Sixth Amendment to the Subordination Agreement, dated as of February 20, 1992 (filed as Exhibit 19.6 hereto), whereby the Bank authorized the transactions contemplated in the eighth amendment to the Hanger Investment Agreement.

            As of February 20, 1992, CVCA transferred of record to Exeter all of the Issuer's securities and the portion of the Original Subordinated Notes beneficially owned by Exeter. In connection therewith, Exeter became a party to the Hanger Investment Agreement, the Stockholders Agreement, the Subordination Agreement, the Amended and Restated Registration Rights Agreement and the Manager Options and Additional Manager Options (as such terms are defined in Section 6 hereof). The agreements which effected the foregoing transactions were a letter agreement, dated as of February 20, 1992, between CVCA and Exeter (which is attached hereto as Exhibit 11.7) and an Amendment to Stock Option and Vesting Agreements and Amendment Agreement, dated as of February 20, 1992, among CVCA, CEA, Exeter, the Issuer and Messrs. Manganiello, Sabel and Stein (which is attached hereto as Exhibit 5.3).

            On April 13, 1992, CVCA, Exeter and the Issuer entered into an Amendment to Warrants (attached hereto as Exhibit 22) whereby the Warrants previously issued to CVCA and Exeter in connection with the Storrs financing were amended to permit the exercise price payable thereunder to be paid in cash, securities of the Issuer or Original Subordinated Notes.

            On May 8, 1992, the Issuer's Registration Statement on Form S-2 for the sale of 1,850,000 shares of its Common Stock was declared effective. On May 15, 1992, pursuant to such Registration Statement, the Issuer sold 1,850,000 shares of its Common Stock for $8.00 per share. On May 15, 1992, the Issuer used a portion of the proceeds from such public offering to repay the Original Subordinated Notes in full and redeem all of the outstanding Class A Preferred Stock and Class E Preferred Stock, including such preferred shares held by CVCA and Exeter. CVCA and Exeter waived all prepayment penalties due upon the early prepayment of the Original Subordinated Notes.

                                  SCHEDULE 13D

Issuer: Hanger Orthopedic Group, Inc.                       CUSIP No. 41043F-208

            On November 1, 1996, the Issuer, Paribas Principal Inc. ("PPI") and CVCA entered into a Senior Subordinated Note Purchase Agreement dated as of November 1, 1996 in the form filed as Exhibit 23 hereto (the "1996 Note Purchase Agreement") whereby PPI and CVCA each loaned $4,000,000 to the Issuer in consideration for an eight year 8% Senior Subordinated Note of the Issuer in the original principal amount of $4,000,000 (the "1996 Subordinated Note") and 800,000 warrants to purchase 800,000 shares of the Issuer's Common Stock (the "1996 Warrants"). Pursuant to such 1996 Note Purchase Agreement, interest on the 1996 Subordinated Note accrues and compounds semi-annually and is payable on each June 30 and December 31, commencing June 30, 1997, either (i) entirely in cash in an amount equal to 8% of the unpaid principal amount of the 1996 Subordinated Note when due or (ii) at the Issuer's option, in a combination of
(x) cash in an amount at least equal to 3.2% per annum of the unpaid principal amount of the 1996 Subordinated Note when due and (y) newly issued senior subordinated notes (the "Subsequent 1996 Subordinated Notes"), in an aggregate principal amount equal to the remaining amount of accrued interest on the 1996 Subordinated Notes for such period (which includes all Subsequent 1996 Subordinated Notes which may have been issued prior to such period). The 1996 Subordinated Note and all Subsequent 1996 Subordinated Notes are subordinated to loans in an aggregate amount of up to $88 million (the "1996 Senior Bank Debt) made to the Issuer by Banque Paribas, as agent for a syndicate of bank's. Pursuant to the 1996 Warrants issued to CVCA in the form filed as Exhibit 24 hereto, the 1996 Warrants are exercisable by CVCA at any time and from time to time after November 1, 1996 provided that CVCA may not exercise any 1996 Warrant if after giving effect to such exercise the total number of shares of Common Stock issued upon exercise thereof would exceed the product of (x) (i) .45, if such date of exercise is on or prior to November 1, 1997; or (ii) .50 if such date of exercise is on or prior to May 1, 1998 but after November 1, 1997; or
(iii) 1.00 if such date is after May 1, 1988 and (y) the total number of shares of Common Stock issuable upon exercise thereof.

            On November 1, 1996 (as adjusted pursuant to Article 5 thereof). The exercise price of the 1996 Warrants shall be $6.375 with respect to the 335,150 shares of Common Stock and $4.00865 with respect to 464,850 shares of Common Stock issuable upon exercise of the 1996 Warrants. Although the 1996 Warrants initially entitle CVCA to purchase 800,000 shares of the Issuer's Common Stock, the 1996 Warrants also provide that in the event that the Issuer shall have repaid in full all amounts outstanding under the 1996 Note Purchase Agreement, the number of shares of Common Stock issuable upon exercise of the 1996 Warrants shall be reduced by that number of shares which is equal to the product of (x)
(i) .55, if such date of repayment is on or prior to November 1, 1997 or .50, if such date of repayment is on or prior to May 1, 1998 but after November 1, 1997; and (y) the total number of shares of Common Stock issuable upon exercise thereof on November 1, 1996 (as adjusted pursuant to Article 5 thereof).

            The purpose of the loan was to provide the Issuer with capital to be used solely to refinance debt outstanding under the Bank Credit Agreement, pay related fees, commissions and expenses, finance ongoing working capital requirements and other general corporate purposes of the Issuer and its subsidiaries.

            On July 31, 1997, the Issuer sold five million shares of Common Stock in an underwritten public offering resulting in approximately $51 million of net proceeds to the Issuer. On August 5, 1997, the Issuer applied the net proceeds of the public offering to the repayment of the 1996 Subordinated Note including accrued interest thereon for a total amount of $4,180,106.67. As a result of the Issuer's repayment of the 1996 Subordinated Note, the 1996 Warrant was amended to reflect the reduction in the aggregate number of shares of the Issuer's Common Stock issuable upon exercise of the 1996 Warrant from 800,000 shares to 360,000 shares.

            On July 30, 1998, the Issuer's Registration Statement on Form S-2 for the sale of 3,300,000 shares of its Common Stock was declared effective. On August 4, 1998 and pursuant to the Issuer's Registration Statement and Final Prospectus, dated July 29, 1998 (the "1998 Registration Statement and Final Prospectus"), CVCA sold 800,000 shares of the Issuer's Common Stock for $17.00 per share. Information concerning the public offering is contained in the 1998 Registration Statement and Final Prospectus.

            On July 1, 1999, (i) CVCA, distributed to Chatham Ventures, Inc. ("Chatham") the 796,039 shares of the Issuer's Common Stock and the warrants to acquire 830,649 shares of the Issuer's Common Stock, representing all of the securities of the Issuer then owned by CVCA and (ii) Chatham contributed the shares of the Issuer's Common Stock and the Warrants to Chase Equity Associates, LLC, a Delaware limited liability company ("CEA") an affiliate of CVCA (collectively, the "Transfer"). As a result thereof, CVCA is no longer a beneficial owner of any of the Issuer's

                                  SCHEDULE 13D

Issuer: Hanger Orthopedic Group, Inc.                       CUSIP No. 41043F-208

Common Stock. In addition to the transfer of securities to CEA, CEA also acquired 50,000 shares of the Issuer's 7% Redeemable Preferred Stock on July 1, 1999. CEA, however, is subject to Regulation Y of the Board of Governors of the Federal Reserve System and is therefor restricted from ever owning more than 4.99% of any class of voting securities of the Issuer.

Source of Funds

            The funds provided by CVCA for the purchase of HAC capital stock, the Issuer's capital stock and the 1996 Warrants, and the funds provided by CEA for the purchase of the Senior Bridge Note and by CVCA for the purchase of all of the Original Subordinated Notes and the 1996 Subordinated Note were obtained from CVCA's and CEA's respective contributed capital, which includes funds that are held available for such purposes.

            The purchase price of $17,972 paid by Mr. Stein to acquire his shares of Class D Preferred Stock and Class E Preferred Stock from the Issuer was borrowed from CVCA. Such borrowing (which has since been repaid) is evidenced by a note and a stock pledge agreement filed as Exhibit 16 hereto.

Disclaimer of Group Status

            As noted above, Messrs. Manganiello and Cestaro together with CVCA were Exchanging Stockholders under the Exchange Agreement. They each received the Issuer's Common Stock and Class A Preferred Stock upon consummation of the transactions contemplated by the Exchange Agreement, although only CVCA received the Issuer's Class B Preferred Stock. In connection with the Exchange Agreement and the Closing of the transactions contemplated thereby, CVCA entered into certain agreements with the Hanger Management as well as certain members of key management and principal stockholders of the Issuer (the "Issuer's Management"). Exeter became a party to such agreements when it acquired record ownership of the Hanger Securities previously held of record by CVCA but beneficially owned by Exeter. The terms of these agreements, which are summarized elsewhere in this statement, provided generally that the Hanger Management and the Issuer's Management agree with CVCA and the Issuer as to restrictions on transferability of their stockholdings, certain rights to participate with CVCA and Exeter in certain private sales arranged by CVCA or Exeter or registration of their stockholdings along with CVCA or Exeter for sale pursuant to the Securities Act of 1933 as amended (the "1933 Act"), and agreements to cooperate and rights to participate in transactions involving a merger, consolidation or reorganization of the Issuer or a sale of all or substantially all of the Issuer's business. In addition, Messrs. Manganiello, Cestaro, Sabel and Stein together with CVCA, were the Purchasers of the Issuer's Class D Preferred Stock and Class E Preferred Stock pursuant to the Stock Purchase Agreement and Mr. Stein has pledged his shares of Common Stock and Class E Preferred Stock to CVCA as security for CVCA's financing of the purchase price thereof. As disclosed under Item 6(a)(ii) of this Statement, Messrs. Manganiello, Sabel and Stein also have been granted options to currently purchase a total of 762,015 shares of Common Stock held of record by CVCA and Exeter.

            Notwithstanding the existence of these agreements, CVCA's decision to acquire the HAC securities, its decision to enter into the Exchange Agreement with respect to acquisition of the Issuer's equity securities at Closing, and CVCA's decision to purchase the Issuer's Class D Preferred Stock and Class E Preferred Stock, are decisions made unilaterally by CVCA. The purpose and overall effect of the foregoing agreements is to facilitate CVCA's ability to exercise control over the Issuer and its management. In CVCA's opinion, none of these agreements materially affect their respective rights to vote and dispose of the Issuer's Common Stock, although certain of the agreements may afford the other parties thereto an opportunity to elect to participate with CVCA and Exeter in certain transactions initiated by CVCA and Exeter, including a sale of the Issuer's business or a disposition of a majority of CVCA's and Exeter's holdings of the Issuer's equity securities. Prior to execution of the Exchange Agreement and the Hanger Investment Agreement on February 28, 1989, neither CVCA nor Exeter had any contractual or other relationship with the Hanger Management, the Issuer's Management or others with respect to beneficial ownership of the Issuer's Common Stock. Prior to May 9, 1989, CVCA and Exeter did not have any contractual or other agreement with respect to beneficial or record ownership of the Issuer's equity securities.

            As a result of the repayment of all of the Original Subordinated Notes and the redemption of all of the Class A and Class E Preferred Stock on May 15, 1992, Exeter is no longer a creditor of the Issuer or any of its subsidiaries and substantially all of CVCA's and Exeter's restrictive covenants in the Stockholders Agreement have

                                  SCHEDULE 13D

Issuer: Hanger Orthopedic Group, Inc.                       CUSIP No. 41043F-208

terminated. As a result of these changes, and the dilution of CVCA's and Exeter's percentage ownership of the Issuer caused by the May 8, 1992 public offering of 1,850,000 shares, CVCA and Exeter decided that it was no longer in their best interests to act as a group. Accordingly, effective May 15, 1992, CVCA and Exeter each disclaim that it is acting as a group with each other. Therefore, Exeter has filed its own, separate Schedule 13D with respect to its ownership of the Issuer's securities.

            CVCA disclaims that it is member of a group with any other persons either for purposes of this Schedule 13D or for any other purpose related to its beneficial ownership of the Issuer's securities.

Item 5. Interest in Securities of the Issuer.

            The response to Item 5 is amended in its entirety to read as follows:

            As a result of the Transfer, CVCA is no longer the beneficial owner of any shares of the Issuer's Common Stock and CEA is the beneficial Owner of 796,040 shares of the Issuer's Common Stock which represents less than 5% of the Common Stock as of December 31, 1999. In addition, CEA is an investment vehicle subject to Regulation of the Board of Governors of the Federal Reserve System and by law is prohibited from owning more than 4.99% of any class of voting security of the Issuer.

            Based upon the cash investment made by CVCA in the respective classes of HAC securities (and without taking into consideration the purchase of Hanger debt securities by CEA or CVCA or the receipt or forfeiture of any shares of Common Stock pursuant to the agreements described in Item 6(a) below), the effective cost per share to CVCA of the Issuer's Class A Preferred Stock, Class B Preferred Stock and Common Stock received in the Exchange may be deemed to be approximately $1.15, $1.04, and $1.04, respectively. CEA paid $7,400,000 for the Senior Bridge Note, which was repaid on the date of Closing, and CEA paid an aggregate of $5,600,000 for the 1989 Subordinated Notes.

            Effective as of February 12, 1990, CVCA invested an additional $800,000 in the Issuer in connection with CVCA's purchase of 91.4661 shares of Class D Preferred Stock at a purchase price of $6,173 per share and its purchase of 80.5356 shares of Class E Preferred Stock at a purchase price of $2,922.68 per share. This investment is exclusive of $17,972 loaned by CVCA to Mr. Stein for his acquisition of Class D Preferred Stock and Class E Preferred Stock pursuant to the Stock Purchase Agreement, and CEA's purchase for $500,000 of the First 1990 Original Subordinated Note.

            On November 8, 1990, CEA purchased for $2,450,000 the Second 1990 Subordinated Note and transferred the 1989 Subordinated Notes and First 1990 Subordinated Note to CVCA. In connection with such financing, CEA and Exeter received the Contingent Warrants, without charge, because the Second 1990 Subordinated Note was not repaid within 270 and 360 days after its issuance. See, Item 3 above.

            On March 1, 1991, CEA purchased for $800,000 the First 1991 Subordinated Note. On March 20, 1991, CEA transferred the Second 1990 and First 1991 Subordinated Notes to CVCA.

            On May 7, 1991, CVCA purchased for $5.00 per share 200,000 of the Issuer's publicly-registered Common Stock from Paine Webber Incorporated, the Issuer's underwriter. Effective June 1, 1991, Exeter purchased from CVCA 48,320 of such shares for $5.00 per share.

            On May 15, 1992, the Issuer repaid all outstanding Original Subordinated Notes and redeemed all outstanding shares of Class A and Class E Preferred Stock.

            CVCA's aggregate cost basis in the Issuer's equity securities described above was reduced by approximately $640,326.41 due to its sale to Exeter of a participation in the Class A Preferred Stock, Class D Preferred Stock, Class E Preferred Stock and Common Stock acquired in the Exchange.

            During the months of September 1992 through January 18, 1993, CVCA sold the following shares of Common Stock in Rule 144 transactions:

                                  SCHEDULE 13D

Issuer: Hanger Orthopedic Group, Inc.                       CUSIP No. 41043F-208

                  Date              Shares               Price
                  ----              ------               -----

                  9/30              10,000               8.750
                  11/18             25,000               8.500
                  11/19             10,000               8.500
                  12/3              5,000                8.630
                  12/3              5,000                8.750
                  12/3              5,000                8.880
                  1/7               5,000                8.500
                  1/8               5,000                8.500
                  1/12              30,000               8.380
                  1/13              10,000               8.500
                  1/14              10,000               8.500
                  1/20              10,000               8.250

            On August 7, 1996, CVCA sold 226,109 shares of Common Stock to Mr. Manganiello upon the exercise of his New Manger Option and Additional Manger Option (each as defined in Item 6(a) below) at an exercise price of $3.875 per share. Mr. Manganiello paid the exercise price of such options through the cancellation of his remaining New Manager Options and Additional Manager Options to acquire 143,048 additional shares of Common Stock of the Issuer owned by CVCA. On August 9, 1996, CVCA sold 33,000 shares of Common Stock to Mr. Stein and 67,000 shares of Common Stock to Mr. Sabel upon the exercise of a portion of their New Manger Option (as defined in Item 6(a) below) at an exercise price of $3.875 per share. Mr. Stein paid the purchase price of his options through the cancellation of New Manager Options to acquire 20,878 additional shares of Common Stock of the Issuer owned by CVCA and Mr. Sabel paid the exercise price of his options through the cancellation of New Manager Options to acquire 42,429 additional shares of Common Stock of the Issuer owned by CVCA. As of August 7, 1996, Mr. Stein and Mr. Sabel continue to collectively own New Manager Options to purchase 17,761 shares of Common Stock of the Issuer owned by CVCA and Additional Manager Options to purchase 170,735 shares of Common Stock of the Issuer owned by CVCA, in each case, having an exercise price of $3.875 and expiring on December 31, 1997.

            On January 7, 1997, CVCA sold 40,448 shares of Common Stock to Mr. Stein and 69,429 shares of Common Stock to Mr. Sabel upon their exercise of remaining New Manager Options and Additional Manager Options. Mr. Stein paid the purchase price of his options through the cancellation of Additional Manager Options to acquire 52,246 additional shares of Common Stock of the Issuer owned by CVCA and Mr. Sabel paid the exercise price of his options through the cancellation of Additional Manager Options to acquire 89,680 additional shares of Common Stock of the Issuer owned by CVCA.

            On November 1, 1996, CVCA purchased for $4,000,000 the 1996 Subordinated Note and the 1996 Warrants.

            On August 5, 1997, the Issuer repaid the 1996 Subordinated Note and as a result thereof, the 1996 Warrants were amended to reflect the reduction in the aggregate number of shares of the Issuer's Common Stock issuable upon their exercise from 800,000 shares to 360,000.

            On August 4, 1998 and pursuant to the Issuer's Registration Statement and Final Prospectus, CVCA sold 800,000 shares of the Issuer's Common Stock for $17.00 per share. Information concerning the public offering is contained in the 1998 Registration Statement and Final Prospectus.

            On July 1, 1999, (i) CVCA, distributed to Chatham Ventures, Inc. ("Chatham") the 796,039 shares of the Issuer's Common Stock and the warrants to acquire 830,649 shares of the Issuer's Common Stock, representing all of the securities of the Issuer then owned by CVCA and (ii) Chatham contributed the shares of the Issuer's Common Stock and the Warrants to Chase Equity Associates, LLC, a Delaware limited liability company

                                  SCHEDULE 13D

Issuer: Hanger Orthopedic Group, Inc.                       CUSIP No. 41043F-208

("CEA") an affiliate of CVCA (collectively, the "Transfer"). As a result thereof, CVCA is no longer a beneficial owner of any of the Issuer's Common Stock. In addition to the transfer of securities to CEA, CEA also acquired 50,000 shares of the Issuer's 7% Redeemable Preferred Stock on July 1, 1999. CEA, however, is subject to Regulation Y of the Board of Governors of the Federal Reserve System and is therefor restricted from ever owning more than 4.99% of any class of voting securities of the Issuer.

            Except as reported in Item 6 below and incorporated herein by reference, there have been no transactions in the Common Stock during the past sixty days which are required to be reported in this Statement. No person other than CVCA has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned beneficially by CVCA.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

(i) Issuance of Options By CVCA and Exeter

            Effective as of August 13, 1990, CVCA and Exeter (the "Optioners") granted to Messrs. Manganiello, Cestaro, Sabel and Stein (the "Managers") options (the "Manager Options") to purchase a total of 496,250 shares of the Issuer's Common Stock owned beneficially by the Optioners at an exercise price of $6.00 per share. Upon exercise of the Manager Options, the Optioners will transfer 27.5% of the exercise price of each Manager Option (approximately $1.65 per share) to the Issuer, thereby enabling the Issuer to receive up to the same approximate maximum amount it would have been entitled to receive upon exercise of the maximum amount of options that might have been granted and exercised under the Incentive Plan. Manager Options for 82,500 shares were canceled upon the resignation of Mr. Cestaro as President of JEH effective March 31, 1991.

            On March 14, 1991, the Optioners granted to Messrs. Manganiello, Sabel and Stein additional options to purchase from CVCA and Exeter a total of 348,265 shares of Common Stock owned by CVCA and Exeter, of which options for 248,265 shares are exercisable at a price of $6.00 per share and 100,000 shares are exercisable at a price of $8.00 per share. Such additional options are hereinafter called the "Additional Manager Options."

            The Manager Options and Additional Manager Options generally become exercisable on a cumulative basis to the extent of 33 1/3% at the end of each of the first three years following the date of grant so long as the optionee continues to be employed by the Issuer. The options become fully exercisable upon an earlier sale of the Issuer or termination of the optionee's employment by reason of optionee's death or disability. The Manager Options expired on May 13, 1994 without being exercised.

            Exeter and CVCA entered into an Amendment Agreement, dated as of August 13, 1990 and an Amendment Agreement, dated March 20, 1991 (both amending the Amended Participation Agreement and the Amended Beneficial Ownership Agreement) whereby Exeter became obligated to sell 24.16% of any shares sold to the Managers upon exercise of the Manager Options and Additional Manager Options. On February 20, 1992, pursuant to an agreement attached hereto as
Exhibit 5.3, Exeter assumed such obligations directly.

            On May 16, 1994, pursuant to the Stock Option Agreements attached hereto as Exhibit 5.4, CVCA granted Messrs. Manganiello, Sabel and Stein new Manager Options (the "New Manager Options") for the same number of shares of Common Stock and at the same exercise price as the prior Manager Options granted by CVCA (exclusive of Exeter's portion), and with an expiration date of May 16, 1995. The New Manager Options are fully vested as of the date of granting. The Additional Manager Options had an original expiration date of December 14, 1994; their expiration date was later extended to December 14, 1995 pursuant to an agreement attached hereto as Exhibit 5.5, provided that such extension had no effect on the expiration date of the exercise period relating to the 24.16% portion of each Additional Manager Option for which Exeter is solely responsible.

            Pursuant to the Third Amendment to Stock Option and Vesting Agreements and Amendment Agreement attached hereto as Exhibit 5.6, CVCA agreed to (i) reduce the exercise price of the Additional Manager

                                  SCHEDULE 13D

Issuer: Hanger Orthopedic Group, Inc.                       CUSIP No. 41043F-208

Options (excluding that portion of such options for which Exeter is solely responsible) and the New Manager Options to $3.875 per share and (ii) extend the expiration date of the Additional Manager Options (excluding that portion of such options for which Exeter is solely responsible) and the New Manager Options to March 22, 1996.

            Pursuant to the Fourth Amendment to Stock Option and Vesting Agreements and Amendment Agreement attached hereto as Exhibit 5.7, CVCA agreed to (i) extend the expiration date of the New Manager Option and the Additional Manager Option (excluding that portion of such options which Exeter is solely responsible) of Mr. Manganiello to March 22, 1997 and (ii) provide for the payment of the exercise price of the New Manager Option and the Additional Manager Option (excluding that portion of such Options which Exeter is solely responsible) of Mr. Manganiello with cash and/or the reduction in the number of shares of common stock issuable upon the exercise of the subject option.

            Pursuant to the Fifth Amendment to Stock Option and Vesting Agreements and Amendment Agreement attached hereto as Exhibit 5.8, CVCA agreed to (i) extend the expiration date of the New Manager Options of Messrs. Sabel and Stein to March 22,1997 with respect to 67,000 shares underlying the New Manager Options of Mr. Sabel and 33,000 shares underlying the New Manager Options of Mr. Stein with the expiration date for the balance of 51,500 shares for Mr. Sabel and 29,568 shares for Mr. Stein that underlie their respective New Manager Options being extended to December 31, 1997; (ii) extend the expiration date of the Additional Manager Options (excluding that portion of such options for which Exeter is solely responsible) of Messrs. Sabel and Stein to December 31, 1997; and (iii) provide for the payment of the exercise price of each such New Manager Option and Additional Manager Option (excluding that portion of such options for which Exeter is solely responsible) of Messrs. Sabel and Stein with cash and/or the reduction in the number of shares of common stock issuable upon the exercise of the subject option.

            In August 1996, (i) Mr. Manganiello exercised his New Manager Option and Additional Manager Option to purchase 226,109 shares of Common Stock from CVCA at an exercise price of $3,875 per share; (ii) Mr. Stein exercised a portion of his new Manager Option to purchase 33,000 shares of common stock from CVCA at an exercise price of $3.875 per share and (iii) Mr. Sabel exercised a portion of his New Manager Option to purchase 67,000 shares of common stock from CVCA at an exercise price of $3.875 per share. Mr. Manganiello paid the exercise price of such options through the cancellation of his remaining New Manager Options and Additional Manager Options to acquire 143,048 additional shares of Common Stock of the Issuer owned by CVCA; Mr. Stein paid the purchase price of his options through the cancellation of New Manager Options to acquire 20,878 additional shares of Common Stock of the Issuer owned by CVCA; and Mr. Sabel paid the exercise price of his options through the cancellation of New Manager Options to acquire 42,429 additional shares of Common Stock of the Issuer owned by CVCA. As of August 7, 1996, Mr. Stein and Mr. Sabel continue to collectively own New Manager Options to purchase 17,761 shares of Common Stock of the Issuer owned by CVCA and Additional Manager Options to purchase 170,735 shares of Common Stock of the Issuers owned by CVCA, in each case, having an exercise price of $3.875 and expiring on December 31, 1997.

            On January 7, 1997, CVCA sold 40,448 shares of Common Stock to Mr. Stein and 69,429 shares of Common Stock to Mr. Sabel upon their exercise of remaining New Manager Options and Additional Manager Options. Mr. Stein paid the purchase price of his options through the cancellation of Additional Manager Options to acquire 52,246 additional shares of Common Stock of the Issuer owned by CVCA and Mr. Sabel paid the exercise price of his Options through the Cancellation of Additional Manager Options to acquire 89,680 additional shares of Common Stock of the Issuer owned by CVCA.

            Additional Manager Options to acquire 52,246 additional shares of Common Stock of the Issuer owned by CVCA and Mr. Sabel paid the exercise price of his options through the cancellation of Additional Manager Options to acquire 89,680 additional shares of Common Stock of the Issuer owned by CVCA.

            On July 30, 1998, the Issuer's Registration Statement on Form S-2 for the sale of its Common Stock was declared effective. On August 4, 1998 and pursuant to the 1998 Registration Statement and Final Prospectus, CVCA sold 800,000 shares of the Issuer's Common Stock for $17.00 per share. Information concerning the public offering is contained in the 1998 Registration Statement and Final Prospectus.

Item 7. Material to be Filed as Exhibits.

                                  SCHEDULE 13D

Issuer: Hanger Orthopedic Group, Inc.                       CUSIP No. 41043F-208

      *1. Stock Exchange Agreement dated February 28, 1989, by and among the Issuer, HAC, Hanger, CVCA and Messrs. Manganiello and Cestaro, including certain exhibits thereto listed separately below.

      *2. Stockholders' Agreement, dated as of May 15, 1989, by and among the Issuer, CVCA, CEA, Messrs. Manganiello and Cestaro, Gerald E. Bisbee, Jr., Ivan R. Sabel, and Richard A. Stein.

      *2.1. Amendment No. 1 to Stockholders' Agreement dated as of February 12,
            1990.

      *2.2 Amendment Agreement, dated as of August 13, 1990, between the Issuer, CVCA, CEA, and Messrs. Manganiello, Sabel, Cestaro and Stein, amending for the second time, among other things, the Stockholders' Agreement.

      *2.3 Stock Forfeiture Memorandum, dated as of October 30, 1990, between the Issuer, CVCA, Exeter, the Bank and Messrs. Manganiello and Cestaro.

      *2.4 Amendment No. 3 to Stockholders' Agreement, dated as of November 8, 1990.

      *3. Certificate of Designations, Preferences and Rights of the Issuer's Preferred Stock.

      *3.1 Restated Certificate of Designations, Preferences and Rights of Issuer's Preferred Stock.

      *4.   Management Incentive Stock Option Plan (Terminated by Exhibit 2.2).

      *5. Chemical Stock Forfeiture Agreement, dated as of May 15, 1989, by and between the Issuer and CVCA (Terminated by Exhibit 2.2).

      *5.1 Form of Stock Option and Vesting Agreements, each dated as of August 13, 1990, between CVCA on the one hand and each of Messrs. Manganiello, Sabel, Cestaro and Stein on the other hand (filed as Exhibits A-D to Exhibit 2.2 above).

      *5.2 Stock Option and Vesting Agreements, each dated as of March 14, 1991, between CVCA on the one hand and each of Messrs. Manganiello, Sabel and Stein on the other hand.

      *5.3 Amendment to Stock Option and Vesting Agreements and Amendment Agreement, dated as of February 20, 1992, by and among CVCA, CEA, Exeter, the Issuer and Messrs. Manganiello, Sabel and Stein.

      *5.4 Stock Option Agreements, each dated as of May 16, 1994, between CVCA on the one hand and each of Messrs. Manganiello, Sabel and Stein on the other hand.

      *5.5 Second Amendment to Stock Option and Vesting Agreements and Amendment Agreement, dated as of May 16, 1994, by and among CVCA, CEA, the Issuer and Messrs. Manganiello, Sabel and Stein.

      *5.6 Third Amendment to Stock Option and Vesting Agreements and Amendment Agreement, dated as of September 22, 1994, by and among CVCA, CEA, the Issuer and Messrs. Manganiello, Sabel

----------

*     Filed Previously.

                                  SCHEDULE 13D

Issuer: Hanger Orthopedic Group, Inc.                       CUSIP No. 41043F-208

            and Stein.

      5.7 Fourth Amendment to Stock Option and Vesting Agreements and Amendments and Amendment Agreement, dated as of October 27, 1995 by and among CVCA, CEA, the Issuer and Messrs. Manganiello, Sabel and Stein.

      5.8 Fifth Amendment to Stock Option and Vesting Agreements and Amendment Agreement, dated as of October 27, 1995 by and among CVCA, CEA, the Issuer and Messrs. Manganiello, Sabel and Stein.

      *6. Management Stock Forfeiture Agreement, dated as of May 15, 1989, by and among CVCA and Messrs. Bisbee, Sabel, Stein, Manganiello and Cestaro (Terminated by Exhibit 2.2).

      *7. Guaranty Agreement, dated as of May 15, 1989, executed by the Issuer and its subsidiaries in favor of CEA.

      *7.1  First Amendment to Guaranty Agreement dated as of February 12, 1990.

      *7.2  Second Amendment to Guaranty Agreement, dated as of November 8,
            1990.

      *7.3  Third Amendment to Guaranty Agreement, dated as of March 1, 1991.

      *7.4  Fourth Amendment to Guaranty Agreement, dated as of March 20, 1991.

      *7.5  Fifth Amendment to Guaranty Agreement, dated as of February 20,
            1992.

      *8. Registration Agreement, dated as of May 15, 1989, by and among the Issuer, CVCA, Bank, and Messrs. Bisbee, Sable, Stein, Manganiello and Cestaro.

      *8.1 First Amendment to Registration Agreement dated as of February 12, 1990.

      *8.2 Amended and Restated Registration Rights Agreement, dated as of November 8, 1990.

      *9. The Issuer's Principal Stockholders' Agreement dated as of February 28, 1989, by and among Gerald E. Bisbee, Jr., Ivan R. Sabel, Miles Lerman, Gershon A. Stern, Capital Orthopedics, Inc., Richard A. Stein, and HAC.

      *10. Agreement dated as of February 28, 1989, by and among the Issuer, Miles Lerman, and Gershon A. Stern.

      *11. Beneficial Ownership Agreement dated as of May 9, 1989 by and between CVCA and Exeter.

      *11.1 First Amended and Restated Beneficial Ownership Agreement dated as of March 1, 1990 by and between CVCA and Exeter.

      *11.2 Amendment Agreement, dated as of August 13, 1990, amending among other things, the First Amended and Restated Beneficial Ownership Agreement.

      *11.3 Amendment Agreement, dated as of November 8, 1990, amending among other things, the First Amended and Restated Beneficial Ownership Agreement.

----------

*     Filed Previously.

                                  SCHEDULE 13D

Issuer: Hanger Orthopedic Group, Inc.                       CUSIP No. 41043F-208

      *11.4 Amendment Agreement, dated as of March 1, 1991, amending among other things, the First Amended and Restated Beneficial Ownership Agreement.

      *11.5 Amendment Agreement, dated as of March 20, 1991, amending among other things, the First Amended and Restated Beneficial Ownership Agreement.

      *11.6 Stock Purchase Agreement, dated as of June 1, 1991, between CVCA and
            Exeter.

      *11.7 Letter Agreement, dated as of February 20, 1992, between CVCA and
            Exeter.

      *12. Stock Redemption Agreement dated as of May 15, 1989 by and between CVCA and the Issuer.

      *13.  Letter, dated April 15, 1989, from CVCA to the Issuer.

      *14. Agreement dated as of May 15, 1989 by and between CVCA and Exeter with respect to filing Schedule 13D.

      *15. Stock Purchase Agreement dated as of February 12, 1990 by and among the Issuer, CVCA and Messrs.Manganiello, Cestaro, Sabel and Stein.

      *16. Note and Stock Pledge Agreement dated as of February 12, 1990 between CVCA and Mr. Stein.

      *17. Warrant Agreement dated as of May 15, 1989 by and among the Issuer, Bank and CVCA.

      *18. Stock and Note Purchase Agreement, dated as of February 28, 1989, among Hanger, CEA, CVCA and Messrs. Manganiello and Cestaro.

      *18.1 First Amendment to Stock and Note Purchase Agreement, dated as of
            May 9, 1989.

      *18.2 Second Amendment to Stock and Note Purchase Agreement, dated as of
            May 15, 1989. *18.3 Third Amendment to Stock and Note Purchase Agreement, dated as of February 12, 1990.

      *18.4 Fourth Amendment to Stock and Note Purchase Agreement, dated as of
            June 19, 1990.

      *18.5 Fifth Amendment to Stock and Note Purchase Agreement, dated as of
            November 8, 1990, among the previous parties to the Stock and Note Purchase Agreement and the Issuer.

      *18.6 Sixth Amendment to Stock and Note Purchase Agreement, dated March 1,
            1991.

      *18.7 Seventh Amendment to Stock and Note Purchase Agreement, dated March
            20, 1991.

      *18.8 Letter Agreement, dated May 31, 1991, between Hanger and CVCA.

      *18.9 Eighth Amendment to Stock and Note Purchase Agreement, dated as of
            February 20, 1992.

      *19. Subordination Agreement, dated as of May 15, 1989, between the Bank and CEA and acknowledged by the Issuer and each of the Issuer's subsidiaries.

      *19.1 First Amendment to Subordination Agreement, dated as of February 12,
            1990.

----------

*     Filed Previously.

                                  SCHEDULE 13D

Issuer: Hanger Orthopedic Group, Inc.                       CUSIP No. 41043F-208

      *19.2 Second Amendment to Subordination Agreement, dated as of June 19,
            1990.

      *19.3 Third Amendment to Subordination Agreement, dated as of November 8,
            1990, among the previous parties to the Subordination Agreement and CVCA.

      *19.4 Fourth Amendment to Subordination Agreement, dated as of March 1,
            1991.

      *19.5 Fifth Amendment to Subordination Agreement, dated as of March 20,
            1991.

      *19.6 Sixth Amendment to Subordination Agreement, dated as of February 20,
            1992.

      *20.  Warrant, dated as of August 6, 1991, issued by the Company to CVCA.

      *20.1 Warrant, dated as of August 6, 1991, issued by the Company to Exeter.

      *21. Form of Warrant, dated as of November 5, 1991, issued by the Company to CVCA.

      *21.1 Form of Warrant, dated as of November 5, 1991 issued by the Company to Exeter.

      *22. Amendment to Warrants, dated as of February 20, 1992, among the Issuer, CVCA and Exeter.

      *23. Senior Subordinated Note Purchase Agreement, dated as of November 1, 1996 between the Issuer, PPI and CVCA.

      *24.  Warrant dated November 1, 1996 issued by the Issuer to CVCA.

SCHEDULE A

Item 2 information for executive officers and directors of Chase Capital Corporation.

SCHEDULE B

Item 2 information for executive officers and directors of The Chase Manhattan Corporation.

----------

*     Filed Previously.

                                  SCHEDULE 13D

Issuer: Hanger Orthopedic Group, Inc.                       CUSIP No. 41043F-208

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        CHASE VENTURE CAPITAL ASSOCIATES, L.L.C.
                                        By:  Chase Capital Partners, Its Manager


                                        By: /s/Mitchell J. Blutt
                                            ------------------------------------
                                            Name:  Mitchell J. Blutt
                                            Title: Executive Partner of Chase
                                                   Capital Partners

February 14, 2000
-----------------
     Date

                                  SCHEDULE 13D

Issuer: Hanger Orthopedic Group, Inc.                       CUSIP No. 41043F-208

                                                                      SCHEDULE A

                            CHASE CAPITAL CORPORATION

                               Executive Officers

            Chief Executive Officer                 William B. Harrison, Jr.*
            President                               Jeffrey C. Walker**
            Executive Vice President                Mitchell J. Blutt, M.D.**
            Vice President & Secretary              Gregory Meredith*
            Vice President and Treasurer            Elisa R. Stein**
            Vice President                          Marcia Bateson**
            Assistant Secretary                     Robert C. Carroll*
            Assistant Secretary                     Anthony J. Horan*
            Assistant Secretary                     Denise G. Connors*

                                    Directors

                           William B. Harrison, Jr.*
                              Jeffrey C. Walker**

----------

* Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.

                                  SCHEDULE 13D

Issuer: Hanger Orthopedic Group, Inc.                       CUSIP No. 41043F-208

                                                                      SCHEDULE B

                         THE CHASE MANHATTAN CORPORATION

                               Executive Officers

                   Walter V. Shipley, Chairman of the Board*
         William B. Harrison Jr., President and Chief Executive Officer*
                       Donald L. Boudreau, Vice Chairman*
                  John J. Farrell, Director of Human Resources*
                        Neal S. Garonzik, Vice Chairman*
     Frederick W. Hill, Director of Corporate Marketing and Communications*
                        Donald H. Layton, Vice Chairman*
                        James B. Lee Jr., Vice Chairman*
                      William H. McDavid, General Counsel*
                   Denis J. O'Leary, Executive Vice President*
                         Marc J. Shapiro, Vice Chairman*
                       Joseph G. Sponholz, Vice Chairman*
                 Jeffrey C. Walker, Senior Managing Director**

                                  Directors***

                              Principal Occupation or Employment;
Name                          Business or Residence Address
----                          --------------------------------------------------
--------------------------------------------------------------------------------
Hans W. Becherer              Chairman of the Board
                              Chief Executive Officer
                              Deere & Company
                              One John Deere Place
                              Moline, IL 61265
--------------------------------------------------------------------------------
Frank A. Bennack, Jr.         President and Chief Executive Officer
                              The Hearst Corporation
                              959 Eighth Avenue
                              New York, New York 10019
--------------------------------------------------------------------------------
Susan V. Berresford           President
                              The Ford Foundation
                              320 E. 43rd Street
                              New York, New York 10017
--------------------------------------------------------------------------------

----------

* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 380 Madison Avenue - 12th Floor, New York, New York 10017.

*** Each of the persons named below is a citizen of the United States of America.

                                  SCHEDULE 13D

Issuer: Hanger Orthopedic Group, Inc.                       CUSIP No. 41043F-208

                              Principal Occupation or Employment;
Name                          Business or Residence Address
----                          --------------------------------------------------
--------------------------------------------------------------------------------
M. Anthony Burns              Chairman of the Board and
                                Chief Executive Officer
                              Ryder System, Inc.
                              3600 N.W. 82nd Avenue
                              Miami, Florida 33166
--------------------------------------------------------------------------------
H. Laurence Fuller            Co-Chairman
                              BP Amoco p.l.c.
                              1111 Warrenville Road, Suite 25
                              Chicago, Illinois 60563
--------------------------------------------------------------------------------
Melvin R. Goodes              Retired Chairman of the Board and CEO
                              Warner-Lambert Company
                              201 Tabor Road
                              Morris Plains, NJ 07950
--------------------------------------------------------------------------------
William H. Gray, III          President and Chief Executive Officer
                              The College Fund/UNCF
                              9860 Willow Oaks Corporate Drive
                              P.O. Box 10444
                              Fairfax, Virginia 22031
--------------------------------------------------------------------------------
William B. Harrison, Jr.      President and Chief Executive Officer
                              The Chase Manhattan Corporation
                              270 Park Avenue, 8th Floor
                              New York, New York 10017-2070
--------------------------------------------------------------------------------
Harold S. Hook                Retired Chairman and Chief Executive Officer
                              American General Corporation
                              2929 Allen Parkway
                              Houston, Texas 77019
--------------------------------------------------------------------------------
Helene L. Kaplan              Of Counsel
                              Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue - Room 29-72
                              New York, New York 10022
--------------------------------------------------------------------------------
Henry B. Schacht              Director and Senior Advisor
                              E.M. Warburg, Pincus & Co., LLC
                              466 Lexington Avenue, 10th Floor
                              New York, New York 10017
--------------------------------------------------------------------------------
Walter V. Shipley             Chairman of the Board
                              The Chase Manhattan Corporation
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
Andrew C. Sigler              Retired Chairman of the Board and
                                Chief Executive Officer
                              Champion International Corporation
                              One Champion Plaza
                              Stamford, Connecticut 06921
--------------------------------------------------------------------------------
John R. Stafford              Chairman, President and
                                Chief Executive Officer
                              American Home Products Corporation
                              5 Giralda Farms
                              Madison, New Jersey 07940
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Issuer: Hanger Orthopedic Group, Inc.                       CUSIP No. 41043F-208

                              Principal Occupation or Employment;
Name                          Business or Residence Address
----                          --------------------------------------------------
--------------------------------------------------------------------------------
Marina v.N. Whitman           Professor of Business Administration
                               and Public Policy
                              The University of Michigan
                              School of Public Policy
                              411 Lorch Hall, 611 Tappan Street
                              Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------